May 6, 2010

VIA EDGAR

Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso

Re:        eMagin Corp. (the “Company”)
Registration Statement on Form S-1 (“Form S-1”)
Response Letter submitted July 27, 2009
File No. 333-160147

Dear Mr. Mancuso:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated April 29, 2010, addressed to Mr. Sculley, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1 have been referenced.

Risk Factors, page 7

1.
Please tell us why you did not include in this filing the risk factor from page 7 of your amended Form S-1 filed January 20, 2010 that you may be subject to fines, sanctions, and/or penalties of an indeterminable nature regarding your July 2006 note purchase agreement with Stillwater.

Response:

The Company continues to believe that it complied with applicable state and federal securities laws with respect to the Stillwater transaction.  The July 2007 Amendment of the Stillwater agreements was disclosed in an 8-K that was filed with the Securities and Exchange Commission on July 24, 2007. Since that disclosure almost three years ago, the Company has not been notified by any regulatory authority that it has violated any law, rule or regulation.   Given the number of years that have passed since the Stillwater transaction was completed and disclosed, the Company does not consider the imposition of fines, sanctions or penalties to be probable.

Plan of Distribution, page 47

2.
Please reconcile your added disclosure in the first paragraph of this section that the exercise of warrants is being registered pursuant to this registration statement with your disclosure throughout the filing that the prospectus covers the resale of the shares of common stock underlying the warrants.

Response:

The disclosure in the registration statement has been reconciled per the Commission’s comment.

Selling Stockholders, page 49

3.	Regarding your response to prior comment 5:

•
Please tell us why your disclosure in this section does not include the 8% senior convertible note that you issued to Iroquois Master Fund and the 189,743 underlying shares of common stock that you mention in footnote 11 on page 53 of your Form S-1 filed April 29, 2008.

•
Please tell us why the table on page 51 does not include the 162,500 shares and the 485,000 shares that you issued to Moriah Capital that you mention in the fifth paragraph on page 50 and in the sixth bullet on page 50, respectively.

Response:

With respect to the Commission’s first bullet point, the Company’s disclosure includes the Company’s 8% senior convertible note that was issued to Iroquois Master Fund. Specifically, such disclosure is included in the second paragraph under the section “Note Purchase Agreements (July 2006) and Amendment Agreements (July 2007).” For purposes of clarity, the Company has revised the registration statement to clearly indicate that the interest rate was raised from 6% per annum to 8% per annum in connection with the Amendment Agreements. In addition, and with respect to the Commission’s comment as to the 189,743 underlying shares of common stock referenced in footnote 11 on page 53 of the Company’s Form S-1 filed April 29, 2008, this section of the registration statement was further revised to disclose that “[o]n August 16, 2007, Iroquois Master Fund Ltd. converted Amended Notes in the amount of $57,692 into 76,923 shares of common stock, resulting in the balance due of $142,308 which is convertible into 189,743 shares underlying the Amended Notes. Thereafter, in 2008 the Company repaid the balance owed under the Amendment Agreements and, as a result, the Amended Notes were retired.”

With respect to the Commission’s second bullet point, as disclosed at the top of page 51 with respect to the 162,500 shares issued under the put option, such Put Option expired without being exercised, and is therefore not being registered. With respect to the 485,000 shares issued to Moriah Capital, such shares are not being registered pursuant to this registration statement as they are eligible for resale pursuant to Rule 144. To wit, the Company is seeking to register only shares underlying warrants in connection with this registration statement.

4.
Based on your disclosure in the second paragraph on page 50 and in the second footnote (ii) on page 52, it appears that, after the 2006 registration statement was effective, you issued in substance a new security to the stockholder and then the registration statement related to the previous security was used to resell the stock underlying the new security.  Please provide us your analysis supporting your conclusions regarding how it is consistent with Section 5 of the Securities Act to use a registration statement related to the resale of stock underlying a previous security to resell stock underlying a different security.

Response:

For the reasons set forth below, the Company believes that the Registration Statement filed on Form S-3 in August 2006 continued to be available for the resale of the 76,923 shares registered thereon. (As for the additional 189,743 shares that were reported as being owned, such shares were never issued and ceased to be beneficially owned at the time that the Amended Note were repaid in 2008). At this point, the Company does not know whether such 76,923 shares were resold under the registration statement or pursuant to an exemption therefrom.

The Company respectfully wishes to bring to the Commission’s attention that a substantially similar comment was raised by the Commission in its comment letter dated August 21, 2007 in connection with registration statement No. 333-144865. Such registration statement was declared effective on February 2, 2009.

In the Company’s response letter dated November 2, 2007, the Company thoroughly addressed the facts and circumstances underlying the July 2006 Note Purchase Agreements and July 2007 Amendment Agreements.

The Company wishes to note, and as previously stated, it does not believe that the negotiation and/or execution of the Amendment Agreements and/or resale by the selling shareholders of the shares underlying the Amendment Agreements constituted an offering in violation of Section 5 of the Securities Act or that requires any additional filing with respect to the Form S-3 filed August 2006 (other than the periodic and other reports that have already been filed by the Issuer). Specifically, the Registration Statement that was filed in August 2006 covering the resale of the securities sold in the July 2006 offering was a Registration Statement on Form S-3. Such Form, by its terms continues to remain effective and incorporates all future information filed by the Issuer with the Commission in its periodic and other reports that are filed. To this end, the Company filed a Current Report on Form 8-K with the Commission to report this transaction.  As such, we believe that no additional filing was necessary with respect to such Registration Statement for the Selling Shareholder named therein to continue to rely on the Prospectus contained in such Registration Statement for resales of the securities registered therein (up to the applicable maximum amount of securities registered).

Additionally, and as was previously stated, we acknowledge that with respect to all additional securities (the “Additional Securities”) that resulted from the adjustment provisions contained in the Secured Convertible Notes as a result of the reduction of the conversion price of the Notes, the Issuer was required, at the time, to file, and did file, a new Registration Statement on Form S-1 with the Commission on August 24, 2007 (SEC File No. 333-145697). Such registration statement was subsequently withdrawn on December 28, 2007, following discussion with the Commission with respect to the Company’s outstanding registration statements, at that time, based upon the Commission’s advice the Company to proceed with one registration statement at a time. Thereafter, no new registration statement was filed, or required to be filed, as the Notes were repaid in 2008 and there was no longer any need to register the Additional Securities.

Lastly, by way of full disclosure, we respectfully point out to the Commission that the Company had previously also advised you by way of our letter dated September 11, 2007, that Iroquois Master Fund Ltd. had converted their Note in August 2007 and received an aggregate of 76,923 shares of common stock.

5.
Based on your revisions in response to the first bullet point of prior comment 6, please revise your disclosure in your selling stockholders table regarding the percentage of your common stock beneficially owned prior to the offering.  The calculation of the percentage of a class of securities beneficially owned by a selling stockholder should not be based on the number of outstanding shares plus all shares underlying outstanding warrants, options and convertible notes; rather, the calculation of the percentage of shares beneficially owned by a selling stockholder should include in the denominator outstanding shares plus only those shares for which that selling stockholder has the right to acquire beneficial ownership within 60 days.  Please also revise the calculation in your table on page 46 accordingly, and add any additional greater that 5% beneficial owners based on the corrected calculations.

Response:

The Selling Stockholders and Beneficial Ownership tables have been revised per the Commission’s comment.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

By:	/s/ Richard A. Friedman, Esq.
Richard A. Friedman, Esq.

cc:  Mr. Paul Campbell,
Chief Financial Officer

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